Q1 FY2021
ENDAVA ANNOUNCES FIRST QUARTER FISCAL YEAR 2021 RESULTS

Q1 FY2021
15.5% Year on Year Revenue Growth to £95.1 million
16.9% Revenue Growth at Constant Currency
IFRS diluted EPS £0.12 compared to £0.26 in the prior year comparative period
Adjusted diluted EPS £0.26 compared to £0.24 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended September 30, 2020, the first quarter of its 2021 fiscal year ("Q1 FY2021").

"Endava delivered another strong quarter with revenue for Q1 FY2021 of £95.1 million, an increase of 15.5% Year on Year on a reported basis, and our pro-forma constant currency growth rate reflecting the sale of the Worldpay Captive was 20.1% Year on Year. The demand environment remains solid in all of our geographies and verticals," said John Cotterell, Endava's CEO.

FIRST QUARTER FISCAL YEAR 2021 FINANCIAL HIGHLIGHTS:
•Revenue for Q1 FY2021 was £95.1 million, an increase of 15.5% compared to £82.4 million in the same period in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure) was 16.9% for Q1 FY2021 compared to 21.5% in the same period in the prior year.
•Profit before tax for Q1 FY2021 was £8.7 million compared to profit before tax of £17.5 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure) for Q1 FY2021 was £18.2 million, compared to £16.9 million in the same period in the prior year, or 19.2% of revenue, compared to 20.5% of revenue in the same period in the prior year.
•Profit for the period was £6.7 million in Q1 FY2021, resulting in a diluted EPS of £0.12, compared to profit for the period of £14.5 million and diluted EPS of £0.26 in the same period in the prior year.

Q1 FY2021
•Adjusted profit for the period (a non-IFRS measure) was £14.7 million in Q1 FY2021, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.26 compared to adjusted profit for the period of £13.6 million and adjusted diluted EPS of £0.24 in the same period in the prior year.

CASH FLOW:
•Net cash from operating activities was £21.5 million in Q1 FY2021 compared to £15.4 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure) was £21.2 million in Q1 FY2021 compared to £13.5 million in the same period in the prior year.
•At September 30, 2020, Endava had cash and cash equivalents of £70.0 million, compared to £101.3 million at June 30, 2020.

OTHER METRICS FOR THE QUARTER ENDED SEPTEMBER 30, 2020:
•Headcount (including directors) reached 7,199 at September 30, 2020, with 6,204 average operational employees in Q1 FY2021, compared to a headcount of 5,904 at September 30, 2019 and 5,339 average operational employees in the same quarter of the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve months basis was 66 at September 30, 2020, compared to 62 at September 30, 2019.
•Top 10 clients accounted for 39% of revenue in Q1 FY2021, compared to 41% at September 30, 2019.
•By geographic region, 29% of revenue was generated in North America, 25% was generated in Europe, 43% was generated in the United Kingdom and 3% was generated in the rest of the world in Q1 FY2021. This compares to 27% in North America, 26% in Europe, 45% in the United Kingdom and 2% in the rest of the world in the same period in the prior year.
•By industry vertical, 50% of revenue was generated from Payments and Financial Services, 28% from TMT and 22% from Other. This compares to 53% from Payments and Financial Services, 25% from TMT and 22% from Other in the same period in the prior year.

Q1 FY2021

OUTLOOK:
At this time, the general economic environment remains fluid and it continues to be challenging to anticipate the ultimate full scope and duration of the impact of the COVID-19 pandemic. Endava is providing guidance for the second quarter of its 2021 fiscal year and its full 2021 fiscal year based upon what it currently sees in its markets.

Second Quarter Fiscal Year 2021:
Endava expects revenues will be in the range £102.0 m to £104.0 m, representing constant currency revenue growth of between 17.5% and 18.0%. Endava expects adjusted diluted EPS to be in the range of £0.25 to £0.26 per share.

The constant currency growth figure above excludes the Worldpay Captive, which Endava sold in August 2019, and, starting in the second quarter of fiscal 2021, will not be included in quarterly comparative financial metrics. Endava does not intend to refer to Worldpay Captive in future quarterly guidance.

Full Fiscal Year 2021:
Endava expects revenues will be in the range £419.0m to £421.0m, representing constant currency growth of between 20.0% and 20.5%. Endava expects adjusted diluted EPS to be in the range of £1.04 to £1.08 per share.

The constant currency growth figure now quoted for the full fiscal year 2021 guidance will still include the proforma adjustment for the Worldpay Captive, as it remains in the full year comparative.

This above guidance for Q2 Fiscal Year 2021 and the Full Fiscal Year 2021 assumes the exchange rates at the end of October (when the exchange rate was 1 British Pound to 1.29 US Dollar and 1.11 Euro).

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q2 FY2021 or FY2021 because of the unreasonable effort of estimating on a forward-looking basis certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency

Q1 FY2021
exchange (gains)/losses, the effect of which may be significant. Endava is also not able, at this time, to reconcile to an outlook for revenue growth not at constant currency because of the unreasonable effort of estimating foreign currency exchange gains/losses, the effect of which may be significant, on a forward-looking basis.

The guidance provided above is forward-looking in nature. Actual results may differ materially. See the cautionary note regarding “Forward-Looking Statements” below.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am EST today, November 12, 2020, to review its Q1 FY2021 results. To participate in Endava’s Q1 FY2021 earnings conference call, please dial in at least five minutes prior to the scheduled start time (866) 324-3683 or (509) 844-0959 for international participants, Conference ID 3084871.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, November 27, 2020.

ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT and "Other," which includes Consumer Products, Retail, Mobility and Healthcare. Endava had 7,199 employees (including directors) as of September 30, 2020 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Slovenia, Bosnia & Herzegovina, Argentina, Uruguay, Venezuela, and Colombia.

Q1 FY2021

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, revenue growth at constant currency adjusted for the sale of Endava Technology SRL, also referred to as “the Worldpay Captive” to Worldpay on August 31, 2019, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended September 30, 2019 were used to convert revenue for the fiscal quarter ended September 30, 2020 and the revenue for the comparable prior period.

Revenue growth at constant currency adjusted for the sale of the Worldpay Captive is revenue growth at constant currency adjusted to exclude the impact of the sale of the Worldpay Captive.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange gains and losses, and net gain on disposal of subsidiary. Share-based compensation expense, amortisation of acquired intangible assets and unrealized foreign currency gains are non-cash expenses. Adjusted PBT margin is Adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Q1 FY2021
Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will”, and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the second fiscal quarter of fiscal year 2021 and the full fiscal year 2021 and the challenges presented by the ongoing COVID-19 pandemic and the associated global economic uncertainty. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by the COVID-19 pandemic and the precautions taken in response to the pandemic or if general economic conditions in Europe, the United States or the global economy worsen; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly- skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favourable pricing and utilisation rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to

Q1 FY2021
technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to remediate the identified material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting, and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 15, 2020. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward- looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q1 FY2021
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended September 30
	2020	2019
	£’000	£’000
REVENUE	95,125	82,352
Cost of sales
Direct cost of sales	(57,476)	(48,764)
Allocated cost of sales	(4,732)	(3,921)
Total cost of sales	(62,208)	(52,685)
GROSS PROFIT	32,917	29,667
Selling, general and administrative expenses	(21,267)	(17,340)
OPERATING PROFIT	11,650	12,327
Net finance (expense) / income	(2,925)	2,928
Gain on sale of subsidiary	—	2,215
PROFIT BEFORE TAX	8,725	17,470
Tax on profit on ordinary activities	(2,017)	(2,958)
PROFIT FOR THE PERIOD	6,708	14,512
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(847)	(1,925)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	5,861	12,587

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	54,494,227	52,556,332
Weighted average number of shares outstanding - Diluted	56,639,638	55,422,182
Basic EPS (£)	0.12	0.28
Diluted EPS (£)	0.12	0.26

Q1 FY2021
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2020	June 30, 2020	September 30, 2019
	£’000	£’000	£’000 (Restated) (1)
ASSETS - NON-CURRENT
Goodwill	104,780	56,885	36,251
Intangible assets	36,953	38,751	29,063
Property, plant and equipment	12,157	12,747	10,828
Lease right-of-use assets	49,020	51,134	37,382
Financial assets	772	639	1,066
Deferred tax assets	15,797	13,340	9,841
TOTAL	219,479	173,496	124,431
ASSETS - CURRENT
Trade and other receivables	92,743	82,614	67,901
Corporation tax receivable	2,613	2,922	793
Financial assets	584	584	1
Cash and cash equivalents	70,039	101,327	84
TOTAL	165,979	187,447	152,939
TOTAL ASSETS	385,458	360,943	277,370
LIABILITIES - CURRENT
Lease liabilities	11,102	11,132	8,564
Trade and other payables	66,078	58,599	48,095
Corporation tax payable	2,885	1,449	4,970
Contingent consideration	1,392	1,442	1,285
Deferred consideration	3,783	3,764	—
TOTAL	85,240	76,386	62,914
LIABILITIES - NON CURRENT
Lease liabilities	40,563	42,233	29,603
Deferred tax liabilities	5,691	5,861	1,950
Deferred consideration	5,079	—	—
Other liabilities	133	136	118
TOTAL	51,466	48,230	31,671
EQUITY
Share capital	1,099	1,099	1,089
Share premium	229	221	137
Merger relief reserve	25,527	25,527	21,573
Retained earnings	227,398	214,638	165,314
Other reserves	(4,664)	(3,817)	(3,502)
Investment in own shares	(837)	(1,341)	(1,826)
TOTAL	248,752	236,327	182,785
TOTAL LIABILITIES AND EQUITY	385,458	360,943	277,370
1) The restatement refers to a reclassification of £17,143,000 from share premium to merger relief reserve.

Q1 FY2021
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30
	2020	2019
	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	6,708	14,512
Income tax charge	2,017	2,958
Non-cash adjustments	12,417	1,956
Tax paid	152	(832)
Net changes in working capital	176	(3,185)
Net cash from operating activities	21,470	15,409

INVESTING ACTIVITIES
Purchase of non-current assets (tangible and intangible)	(641)	(2,506)
Proceeds from disposal of non-current assets	65	13
Acquisition of business / subsidiaries (net of cash acquired)	(50,790)	(1,523)
Proceeds from sale of subsidiary net of cash disposed of	—	2,578
Cash and cash equivalents acquired with subsidiaries	1,603	—
Interest received	27	199
Net cash used in investing activities	(49,736)	(1,239)

FINANCING ACTIVITIES
Proceeds from sublease	157	154
Repayment of borrowings	—	(9)
Repayment of lease liabilities	(2,954)	(2,156)
Interest paid	(211)	(166)
Grant received	309	564
Issue of shares	8	9
Net cash from financing activities	(2,691)	(1,604)
Net change in cash and cash equivalents	(30,957)	12,566

Cash and cash equivalents at the beginning of the period	101,327	70,172
Exchange differences on cash and cash equivalents	(331)	890
Cash and cash equivalents at the end of the period	70,039	83,628

Q1 FY2021
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Three Months ended September 30
	2020	2019
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	15.5%	24.0%
Foreign exchange rates impact	1.4%	(2.5%)
REVENUE GROWTH RATE AT CONSTANT CURRENCY INCLUDING WORLDPAY CAPTIVE	16.9%	21.5%
Impact of Worldpay Captive	3.2%	0.4%
PRO-FORMA REVENUE GROWTH RATE AT CONSTANT CURRENCY ADJUSTED FOR THE SALE OF THE WORLDPAY CAPTIVE	20.1%	21.9%

Q1 FY2021

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Three Months Ended September 30
	2020	2019
	£’000	£’000

PROFIT BEFORE TAX	8,725	17,470
Adjustments:
Share-based compensation expense	5,931	3,323
Amortisation of acquired intangible assets	1,166	896
Foreign currency exchange (gains)/losses, net	2,412	(2,553)
Net gain on disposal of subsidiary	—	(2,215)
Total adjustments	9,509	(549)
ADJUSTED PROFIT BEFORE TAX	18,234	16,921

PROFIT FOR THE PERIOD	6,708	14,512
Adjustments:
Adjustments to profit before tax	9,509	(549)
Tax impact of adjustments	(1,550)	(393)
ADJUSTED PROFIT FOR THE PERIOD	14,667	13,570

Diluted EPS (£)	0.12	0.26
Adjusted diluted EPS (£)	0.26	0.24

Q1 FY2021

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Three Months Ended September 30
	2020	2019
	£’000	£’000

Net cash from operating activities	21,470	15,409
Adjustments:
Grant received	309	564
Net purchases of non-current assets (tangible and intangible)	(576)	(2,493)
Adjusted Free cash flow	21,203	13,480

Q1 FY2021
SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Three Months Ended September 30
	2020	2019
	£’000	£’000

Direct cost of sales	3,498	1,697
Selling, general and administrative expenses	2,433	1,626
Total	5,931	3,323

DEPRECIATION AND AMORTISATION

	Three Months Ended September 30
	2020	2019
	£’000	£’000

Direct cost of sales	3,570	2,751
Selling, general and administrative expenses	1,773	1,376
Total	5,343	4,127

Q1 FY2021
EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Three Months Ended September 30
	2020	2019

Closing number of total employees (including directors)	7,199	5,904
Average operational employees	6,204	5,339

Top 10 customers %	39%	41%
Number of clients with > £1m of revenue (rolling 12 months)	66	62

Geographic split of revenue %
North America	29%	27%
Europe	25%	26%
UK	43%	45%
Rest of World (RoW)	3%	2%
Industry vertical split of revenue %
Payments and Financial Services	50%	53%
TMT	28%	25%
Other	22%	22%